[redacted] SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Numbers: 33-34149 and 333-106016

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

Exhibit Index on Page 18

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibits are being filed herewith:

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
December 31, 2004 and 2003 and the Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and the Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 232-7939
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants of the
Bob Evans Farms, Inc. and Affiliates 401(k)
Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 10, 2005
Columbus, Ohio

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Cash and short-term investments	**$ 1,092,996**	$ 1,646,812
Investments, at fair value	**133,861,971**	120,264,310
Total assets held for investment	**134,954,967**	121,911,122
Receivables:		
Contributions from employer	**3,954,260**	3,687,539
Contributions from employees	**963,212**	-
Accrued interest receivable	**1,168**	184
Total receivables	**4,918,640**	3,687,723
Net assets available for benefits	**$ 139,873,607**	$ 125,598,845

See accompanying notes.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:	
Employer contributions	$ 3,957,439
Employee contributions	10,525,284
Interest and dividend income	3,391,850
Net appreciation in fair value of investments *(Note 4)*	5,968,451
	23,843,024
Deductions:	
Administrative expenses	746,913
Benefits paid directly to participants	8,821,349
	9,568,262
Net increase	14,274,762
Net assets available for benefits at beginning of year	125,598,845
Net assets available for benefits at end of year	$ 139,873,607

See accompanying notes.

1. Significant Accounting Policies

Valuation of Investments

Investments are stated at fair value. The shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) are borne by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

2. Description of the Plan (continued)

General

The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Company's Board of Directors determines an amount that the Company may contribute as the Company's match or base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants' deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions.

Upon enrollment, a participant may direct employee and employer match contributions to ten different investment funds offered by the Plan. The Plan's assets are held at Wilmington Trust Company. Investment of the employer base contributions are directed by the Company.

Vesting

Participants are immediately vested in their contributions, the employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.

2. Description of the Plan (continued)

Benefits

Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee's death, retirement, disability, or termination and are paid through lump sum distributions.

Benefit amounts which have been approved and processed for payment, but have not yet been paid were $12,665,214 at December 31, 2004 and $11,852,105 at December 31, 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

3. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	December 31	
	2004	**2003**
Net assets available for benefits per the financial statements	**$139,873,607**	$125,598,845
Less: Amounts allocated to withdrawn Participants	**(12,665,214)**	(11,852,105)
Net assets available for benefits per the Form 5500	**$127,208,393**	$113,746,740

3. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004.

Benefits paid to participants per the financial statements	**$ 8,821,349**
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	**12,665,214**
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	**(11,852,105)**
Benefits paid to participants per the Form 5500	**$ 9,634,458**

4. Investments

The Plan's investments are held by a bank administered trust fund. During 2004, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Corporate stocks	**$(2,714,810)**
Mutual funds	**8,683,261**
	$ 5,968,451

4. Investments (continued)

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits are as follows:

	December 31	
	2004	**2003**
Bob Evans Farms, Inc. common stock	**$10,369,529**	$12,714,614
American Funds EuroPacific Growth Fund	**15,378,671**	11,934,759
Bond Fund of America Fund	**8,610,685**	8,099,230
Cash Management Trust of America	**10,619,166**	10,885,866
Franklin Templeton Growth Target Fund	**8,943,180**	7,680,737
Franklin Templeton Moderate Target Fund	**24,841,527**	19,471,719
Fundamental Investors Inc.	**16,321,965**	12,874,902
Base Asset Allocation Fund	**29,773,370**	29,006,477

5. Transactions with Party-In-Interest

The Plan owned 396,692 and 391,701 shares of the Company's common stock at December 31, 2004 and 2003, respectively. The current market value of stock represents the closing bid price for the shares at year-end. The fair value of the Company stock was $326,578 less than cost at December 31, 2004. Cash dividends received from the Company for the year ended December 31, 2004 were $195,308.

6. Nonparticipant-Directed Investments

Historically, fund allocations in the Base Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Base Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Base Asset Allocation Fund between nonparticipant-directed and participant-directed. Information about the net assets and significant components of changes in net assets related to the Base Asset Allocation Fund is as follows:

	December 31	
	2004	**2003**
Investments, at fair value:		
Base Asset Allocation Fund	**$29,773,370**	$29,006,477
	$29,773,370	$29,006,477

	Year Ended December 31, 2004
Change in net assets:	
Contributions	**$ 713,546**
Investment gains, net	**2,870,348**
Distributions	**(1,598,540)**
Intraplan transfers, net	**(1,218,461)**
	$ 766,893

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

9. Subsequent Event

On July 7, 2004, Bob Evans Farms, Inc. purchased SWH Corporation (d/b/a Mimi's Café) for approximately $103 million in cash plus the assumption of approximately $79 million of outstanding indebtedness. Mimi's owns and operates 81 Mimi's Café casual restaurants, mostly in California and other western states.

Effective January 1 2005, Mimi's 401(k) plan assets were merged into the Bob Evans Farms, Inc. 401(k) Plan. Approximately $4.4 million were transferred into the Plan on January 3, 2005.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN # 31-442186
Plan #: 001

Description	Face Value or Number of Shares	Cost	Current Value
Cash and Short-Term Investments			
Wilmington Trust Co Short-Term Investment Fund	1,092,996	$ 1,092,996	$ 1,092,996
		1,092,996	1,092,996
Corporate Stock			
Bob Evans Farms, Inc	396,692	10,696,107	10,369,529
		10,696,107	10,369,529
Mutual Funds			
American Funds EuroPacific Growth Fund	431,621	11,788,636	15,378,671
Bond Fund of America Fund	630,819	7,457,098	8,610,685
Cash Management Trust of America	10,619,166	10,541,959	10,619,166
Franklin Templeton Growth Target Fund	679,057	7,494,788	8,943,180
Franklin Templeton Conservative Target Fund	275,314	3,008,125	3,435,917
Franklin Templeton Moderate Target Fund	1,957,567	20,931,876	24,841,527
Fundamental Investors Inc.	506,107	13,375,666	16,321,965
SSgA S&P 500 Index Fund	278,816	4,904,298	5,567,961
Base Asset Allocation Fund	*	25,703,843	29,773,370
		105,206,289	123,492,442

* Fund consists of multiple individual funds with various numbers of shares.

Total Assets Held for Investment Purposes At End of Year		$ 116,995,392	$ 134,954,967

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN

Date: June 28, 2005

By: ______________________

Tod P. Spornhauer
Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 18

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-34149 and No. 333-106016) pertaining to the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan of our report dated June 10, 2005, with respect to the financial statements and schedule of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Columbus, Ohio
June 27, 2005